Ambow Education Holding Ltd. (in Provisional Liquidation) Exhibit 99.1

 Contents The contacts in connection with this Report are: Cayman Islands:- Kris Beighton Tel: +1 345 914 4392 Fax: +1 345 949 7164 krisbeighton@kpmg.ky Hong Kong:- Edward Middleton Tel: + 852 2140 2833 Fax: + 852 2869 7357 edward.middleton@kpmg.com Tiffany Wong Tel: + 852 2140 2367 Fax: + 852 2869 7357 tiffany.wong@kpmg.com Page Basis of Report and Disclaimers 2 Glossary of Terms 3 Executive Summary 4 Audit Committee Investigations & Restructuring 5 Progress Update Next Steps Restructuring Progress Regulators 6 Onshore Operations 7 Operations Financial Update Current Litigation 8 Costs of the Provisional Liquidation 9 Next Steps 10 Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

Basis of Report and Disclaimers Basis of Report This Report has been prepared by the Joint Provisional Liquidators (“JPLs”) of Ambow Education Holding Ltd. (in Provisional Liquidation) (“the Company”) for the purposes of providing a written report to creditors and shareholders as to the financial affairs of the Company and the progress of the provisional liquidation of the Company since the previous report dated November 13, 2013. This Report has been prepared using the information available to the JPLs as of the date of this Report. The JPLs act in their own personal capacity as agents of the Company without personal liability. Disclaimers This Report may not be copied or disclosed to any third party or otherwise be quoted or referred to, in whole or in part, without the JPLs’ prior written consent. In the event that this Report (or any part thereof) is obtained by a third party, any such party relying on the Report does so entirely at their own risk and shall have no right of recourse against the JPLs, their respective firms, partners, employees, professional advisers or agents. None of the JPLs, their respective firms, partners, employees, professional advisers or agents accept any liability or assumes any duty of care to any third party (whether it is an assignee or successor of another third party or otherwise) in respect of this Report and any such party who receives a copy of this Report whether from the JPLs, their respective firms, or any other source shall have no right of recourse against the JPLs or their respective firms, its partners, employees, professional advisers or agents. The work undertaken to prepare this Report has been based largely on information obtained from third parties. The JPLs have not performed an audit examination of this information. Except where specifically stated, the JPLs have not sought to establish the reliability of the sources of information presented by reference to independent evidence. Therefore, certain figures in this Report may be subject to change, including possible significant adjustment, in the future. This report was not prepared by Management. In preparing certain aspects of this report, however, the JPLs have relied upon unaudited financial information of the Company and its affiliates, the Company’s books and records, certain financial information prepared by the Company’s accounting team and discussions with members of Management. The JPLs have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of the information. Accordingly, the JPLs express no opinion or other form of assurance on the information contained in the cash flow information or relied on in its preparation. Future oriented financial information reported or relied on in preparing this Report is based on Management’s assumptions regarding future events; actual results may vary from forecast and such variations may be material. This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Neither the Company nor the Joint Provisional Liquidators undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. This report is for informational purposes only and investors should not place undue reliance on its contents (including proposed courses of actions or possible resolution of various issues that the Company faces such as its ongoing liquidity requirements). Any questions or inquiries regarding the matters discussed herein should be directed to the JPLs. Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

Glossary of terms

Ambow Online	Beijing Ambow Online Software Co. Ltd, a wholly owned PRC subsidiary of Ambow Education Management (Hong Kong) Ltd.
Ambow Sihua	Beijing Shida Ambow Education Technology Co. Ltd, a PRC entity controlled by Ambow Online via a contractual arrangement
Audit Committee	The Audit Committee of the Company
Audit Committee Investigations/ Investigation	Investigations referred to in paragraph 3(c) of the order of the Court dated June 7, 2013 (appointment)
Bank of Beijing	Bank of Beijing, Weigongcun Branch
CEIHL	China Education Investment Holding Limited, ultimate transferee of the secured loan made to the Company by IFC
the Court	The Grand Court of the Cayman Islands
the Company	Ambow Education Holding Ltd. (in Provisional Liquidation)
Deloitte	Deloitte Financial Advisory Services LLP
the District Court	United States District Court, Northern District of California
DLA	DLA Piper LLP (US)
First Report	First report to creditors and shareholders dated September 13, 2013
the Group	All entities within the Group Structure Chart as per Appendix I in the First Report
IFC	International Finance Corporation
The Investigation Order	Order of the Court dated November 13, 2013
JPLs	Kris Beighton, Wing Sze Tiffany Wong and Edward Middleton as joint provisional liquidators
Jinghan	Beijing Jinghan Yincai Education Technology Co. Ltd, a subsidiary of Ambow Sihua
Management	Members of senior management of the Group
MBP	Marcum Bernstein & Pnichuk LLP, the Company's auditors
Mintel	Mintel Learning Technology, a software developer based in California
NYSE	New York Stock Exchange
PRC	People's Republic of China
Petitioner	GL Asia Mauritius II Cayman Limited
RMB	Chinese Renminbi
Second Report	First report to creditors and shareholders dated November 13, 2013
Skillsoft	Skillsoft Asia Pacific, an Australian Company that provides e-Learning software to the Company
Stakeholder Committee	A committee comprising both creditors and shareholders pursuant to the order of the Court dated August 22, 2013 (directions)
SummitView	SummitView Investment Fund I, L.P., a Cayman Islands exempted limited partnership
USD	United States Dollar

Note: USD equivalent amount in this Report is converted using USD1 = RMB6.1796, being the conversation rate used by Management in their internal accounts. The converted amount is shown in brackets next to the value in RMB. It is noted that certain amounts in this report are rounded to thousands ("k") and millions ("m") and may therefore be subject to rounding errors.

Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014 3

Executive summary Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

Following the Investigations Order the JPLs engaged DLA and Deloitte to recommence the Audit Committee Investigations. On December 23, 2013, the JPLs received an update from DLA and Deloitte in relation to their interim findings and progress. DLA and Deloitte have advised the JPLs that they expect to issue their final report to the JPLs during the week commencing January 13, 2014. The JPLs continue to liaise with interested parties, although substantial progress is not expected until the Audit Committee Investigations are complete. Progress Update As noted in the Second Report the JPLs sought and, on November 13, 2013, obtained authorisation from the Court for the re-commencement and completion of the Audit Committee Investigations. Following the Investigation Order, the JPLs finalised engagement letters with the following service providers: DLA to fully investigate the allegations brought against the Company and report their findings to the JPLs; and Deloitte to provide assistance to DLA in carrying out their role. Of the committed funding from the two external funders, the JPLs received the initial tranches during the week commencing November 18, 2013 for payment of retainer fees to the service providers, with the balance being received on December 3, 2013. Work commenced on the Investigation by DLA and Deloitte during the week commencing November 18, 2013 after their respective retainers were paid. Since then, they have performed a series of witness interviews and reviewed documentation concerning the various allegations made. MBP also participated in this work and a limited number of interviews alongside DLA, given the outcome of the Investigation would have an impact on their audit of the Company’s 2012 accounts. On December 23, 2013, the JPLs received an update from DLA and Deloitte in relation to their interim findings and progress. During these discussions, DLA advised that the majority of the work had been completed at that time and that their final report would hopefully be delivered to the JPLs in the week of January 13, 2014. At the time of this report, DLA have not advised of any change to this timing. Next Steps Once received, the JPLs will closely analyse the report and consider next steps before issuing a report to the Court. It is anticipated that the JPLs’ report to the Court will include recommended next steps. The JPLs are currently taking advice on the extent to which the report outcomes can be shared with the Stakeholder Committee and other interested parties. The JPLs anticipate that one of the recommendations may include the recommencement of the audit of the Company’s 2012 accounts, in which case further external funding will need to be identified to meet these costs. Creditors and shareholders of the Company will be kept up to date as this matter progresses. Restructuring Progress The JPLs are continuing to liaise with interested parties, addressing queries as they are raised and providing updates as to any material progress in the provisional liquidation including the Audit Committee Investigations. Although these parties remain interested, the JPLs do not expect any substantial progress in this phase of work until the Audit Committee Investigations are concluded. Audit Committee Investigations & Restructuring Process Progress Update Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

The NYSE granted an extension for the outstanding 20-F filing to December 31, 2013. A further extension is pending approval following the JPLs’ update to the NYSE on January 3, 2014. NYSE In November 2013, the JPLs made an application to request an extension of up to six months to complete the 2012 audit and file the outstanding Form 20-F for 2012. The NYSE subsequently granted an extension, stating that it would monitor the Company’s progress on the Investigation through to December 31, 2013 and then reassess the situation and decide whether granting an additional extension through to a date no later than May 15, 2014 would be appropriate. The JPLs provided an update to the NYSE on January 3, 2014 on the progress of the Investigation and other aspects of the provisional liquidation, and await their determination as to whether a further extension will be granted. Regulators Update Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

Onshore Operations Operations & Financial Update Business continues to operate largely as usual although the onshore operations did not perform as well as expected in November and December 2013 due to strong competition and prolonged liquidity constraints. Ambow Online has repaid the remaining RMB20.0m loan (plus applicable interest) to Bank of Beijing after repeated demands and threats to freeze the bank accounts of Ambow Online, via both internal and external funding. Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

Current Litigation Updates Since the Second Report, the JPLs have continued to work closely with the their legal counsel to attend to the various actions against the Company. Since the Second Report, the JPLs have continued to attend to the three litigation matters against the Company: California Class Action – The parties met in Los Angeles, California on December 5, 2013 in an effort to mediate the plaintiffs' claims, but no agreement to settle was reached. The parties will likely continue their discussions in the future, although it is not possible to predict whether any settlement will be concluded or what the terms of such a settlement might be. In light of the mediation, the hearing on defendants’ motions to dismiss the complaint was continued by the Court at the parties’ request from December 9, 2013 to January 27, 2014. Action in United States District Court, Northern District of California – On November 4, 2013, the Company’s new counsel made its first appearance by filing evidence in response to the District Court’s order to show cause to permit the Company to proceed with the litigation. The District Court has since confirmed that this filing was accepted. The litigation remains in the fact discovery phase. The District Court has extended the initial deadline from the closure of fact discovery from January 13, 2014 to April 14, 2014, at which time the case is expected to turn to discovery relating to expert witnesses. The District Court has also extended the initial deadline of March 14, 2014 for the close of expert discovery to June 13, 2014, and has scheduled a Preliminary Pretrial Conference for May 5, 2014. Actions in Hong Kong - On November 29, 2013 Skillsoft’s applications for summary judgment and interim payment were heard before the High Court of Hong Kong, as was the JPLs’ application for a stay of proceedings on the basis that the Company was subject to a winding up procedure in the Cayman Islands. The JPLs’ legal counsel appeared on their behalf. On December 12, 2013, the High Court of Hong Kong delivered its judgment. Skillsoft was successful in its summary judgment application for the amount of USD625k; however, the Court stayed execution. Furthermore, the Court also ordered Skillsoft’s application for the interim payment be stayed. In light of this judgment, the JPLs and Skillsoft are currently discussing how to deal with the remaining writs filed by Skillsoft (in respect of additional licensing fee which it claims are now due under the licensing agreement) which they attempted to serve personally on one of the JPLs in October 2013, and the JPLs’ application to set aside service in respect of these writs. Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

Costs of the Provisional Liquidation Updates Costs of the Provisional Liquidation As of December 31, 2013, the costs of the provisional liquidation total c.USD7.5m. This total consists of the JPLs’ time costs of c.USD4.1m and disbursements of c.USD161k, and c.USD3.3m in legal fees. These amounts remain unpaid in their entirety. Funding for the Audit Committee Investigations has been received from external parties (referred to on page 5 of this Report). The costs of DLA, Deloitte and MBP are therefore fully funded and are not included in the above figures. As noted earlier in this Report, if the audit of the Company’s 2012 financials are to recommence then further funding is expected to be required. Approval of the JPLs’ remuneration As stated in previous reports, the time costs of the JPLs are reviewed by the Stakeholder Committee. At the time of the Second Report, the JPLs had provided details of their time costs through to October 31, 2013 to the Stakeholder Committee for their review. At a hearing on December 3, 2013, the JPLs sought approval of their remuneration and expenses through to October 31, 2013. At the hearing, the Court adjourned the hearing until January 21, 2014 and made certain directions as to the provision of information to the Stakeholder Committee with an opportunity to make written submissions in respect of the JPLs’ remuneration and expenses in advance of the adjourned hearing. The JPLs have complied with their reporting obligations to the Stakeholder Committee. Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014 The costs of the provisional liquidation total USD7.5m through to December 31, 2013. The hearing to approve the JPLs’ remuneration through to November 30, 2013 has been adjourned until January 21, 2014.

Next Steps The JPLs will issue further reports to stakeholders as required, but no later than March 13, 2014. The steps which the JPLs intend to take include the following: analyse the written report from DLA and Deloitte and report to the Court as to recommendations as to next steps. The JPLs are currently taking advice on the extent to which the report outcomes can be shared with the Stakeholder Committee and other interested parties; Continue liaising with the NYSE in an attempt to preserve the Company’s listing status; continue liaising with parties who have expressed an interest in providing both long-term and short-term funding, as well as exploring any other funding options which may be available to the Company and the Group; continue discussions with CEIHL in relation to forbearance/restructuring the current terms of their debt; continue actions and discussions with SummitView in relation to their outstanding debt to the Company; provide regular updates to the Stakeholder Committee and discuss with the Stakeholder Committee with respect to matters arising from the administration and restructuring of the Group; prepare for and attend hearings in the Court on January 21, 2014 in relation to the approval of the JPLs’ remuneration and on February 10, 2014 in relation to further directions concerning the winding up petition; continue to work with Management to maintain onshore operations and monitor liquidity of the Group; continue to work with advisors to defend the various litigations that the Company is party to; and issue a further report to the creditors and shareholders of the Company as required, but no later than March 13, 2014. Third Report to Creditors and Shareholders of Ambow Education Holding Ltd. (in Provisional Liquidation) dated January 15, 2014

 The information contained herein is of a general nature and is not intended to address the circumstances of any particular individual or entity. Although we endeavour to provide accurate and timely information, there can be no guarantee that such information is accurate as of the date it is received or that it will continue to be accurate in the future. No one should act on such information without appropriate professional advice after a thorough examination of the particular situation.